Exhibit 8.1

Subsidiaries of Celyad SA

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Celyad Inc.	United States
CorQuest Medical, Inc.	United States
OnCyte, LLC*	United States
Biological Manufacturing Services SA	Belgium

*	OnCyte, LLC was dissolved in March 2018